Mail Stop 6010

January 15, 2008

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

> **Re:    Diasense, Inc.**
> **Preliminary Information Statement**
> **Filed January 3, 2008**
> **File No. 0-26504**

Dear Mr. Little:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Management and Principal Stockholders, page 2

1.      Expand to include the shares underlying warrants that are currently held by Mr. Little.

Reasons for the Reverse Stock Split of our Common Stock, page 3

2.      Please disclose the fact that Diasense recently had a 12,500-for-1 reverse stock split and the date the reverse split occurred.

3.      We note the disclosure on page 3 of the preliminary information statement filed October 30, 2007, which discusses the likelihood of an increase in the trading price of your stock as a result of the split.  Expand the disclosure in the current information statement to explain

what effect the previous reverse split had on the trading price of your stock.

4.  We note the speculation that occurred with respect to a prior proposal with an automatic roundup to 100 shares that caused Diasense to abandon its plan in January 2007, as described on page 5 of the preliminary information statement filed on October 30, 2007. Briefly discuss this consequence, along with what consideration the board gave to the fact that there may be similar speculation as a result of the automatic roundup in the current proposal, particularly since there are currently fewer than 1600 shares currently outstanding.

5.  Your disclosure creates the impression that the stock price requirement is the only NASDAQ listing requirement that you do not meet. Please expand to discuss any other listing requirements that you do not meet.

6.  Please reconcile the reference on page 4 to 356 stockholders with the disclosure on page 6 of the preliminary information statement filed October 30, 2007 that the reverse split would reduce the number to 525 shareholders.

7.  Given that you list no 5% or greater shareholders in your beneficial ownership table, it is not clear why the board believes a "reconfiguration" is critical so that "there are no large concentrations of stock outside of Management's control." We also note that Mr. Little holds warrants that are exercisable into 500,000 shares, which ensures his continued control. Please revise to explain in more detail what the reverse split is seeking to achieve.

8.  We note you intend to issue additional shares so that your total number of outstanding shares will rise from 1,596 shares currently to 35,777 shares. Please tell us whether you intend to register those shares prior to issuance or whether you are relying on an exemption from registration. If you are relying on an exemption, please provide a thorough legal analysis to support your reliance.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

       Sincerely,

       Peggy Fisher
       Assistant Director